UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **March 24, 2005**

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

The Financial Accounting Standards Board recently published Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* ("SFAS 123R"). SFAS 123R, which is effective from the first interim period that begins after June 15, 2005, will require that compensation cost related to stock options be recognized in the financial statements. Accordingly, Acxiom Corporation (the "Company") will implement the revised standard as of July 1, 2005. Currently, the Company accounts for its stock options under the provisions of APB 25, which does not necessarily require the recognition of stock options as a compensation cost in the statement of earnings.

On March 24, 2005, in response to SFAS 123R, the Company's Board of Directors made the decision to eliminate stock options as a component of its long-term incentive program effective immediately. Various alternatives, such as restricted stock and/or restricted stock units, are currently being considered by the Board. Any new plan involving equity compensation will be submitted to the shareholders for approval prior to implementation. It is the Company's intent that any replacement plan would result in significantly less dilution than the former long-term incentive stock option program.

Also as a result of SFAS 123R, the Company's Board of Directors authorized accelerating the vesting of all of the Company's outstanding unvested stock options except for those granted to the outside directors of the Company. The accelerated vesting was effective as of the close of business on March 24, 2005. The closing price of the Company's common stock on the Nasdaq National Market Quotation System to be used for measurement of compensation as of the date of acceleration was $21.37. As a result of the acceleration, options to purchase approximately 4.9 million shares of the Company's common stock, which otherwise would have vested from time to time over the next six years, will become immediately vested. All other terms and conditions applicable to these stock option grants will remain in effect.

When the Company first began granting premium-priced options in 1993, the options had vesting periods of nine years and were granted one-fourth at market value, one-fourth at a 50% premium over market, and one-half at a 100% premium over market. In 1997, in order to make its option program more competitive, the Company changed the percentages so that one-half of all LTI grants were made at market, with one-fourth at a 50% premium over market, and with one-fourth at a 100% premium over market. In 1999, again to address the competitiveness of the program, the Company changed the premium levels so that one-half of the LTI grants were made at market, with one-fourth being made at a 25% premium over market, and one-fourth at a 50% premium over market. Also in 1999, the Company changed the vesting period from nine to six years.

The Company's intent in implementing the original 1993 stock option program as well as the subsequent versions of the program was to align its leaders' interests with stockholders' interests, and to motivate, retain and attract key leaders. The Company believes that this goal was achieved through the implementation of premium priced options and long vesting periods, which are substantially longer than the vesting periods used at most companies. However, as a result of SFAS 123R, the Company would be required as of July 1, 2005 to recognize expense for options granted a number of years earlier. In fact, SFAS 123R would require the Company to recognize expense for options granted as far back as 1997.

The decision to accelerate the vesting of these options was made primarily to avoid recognizing compensation expense in the statement of earnings in future financial statements upon the effectiveness of SFAS 123R. By accelerating the vesting of these options now, the Company has elected to recognize approximately $3.6 million of compensation expense in the fourth quarter of fiscal 2005. The Company believes that the acceleration will eliminate the need for recognizing future compensation expense of approximately $11.7 million in fiscal 2006; $11.2 million in fiscal 2007; $8.2 million in fiscal 2008; and a total of $6.5 million over the following three fiscal years. The expenses which otherwise would have been incurred but for the acceleration will be reported in the Company's fiscal year 2005 financial statements in the *pro forma* footnote disclosures, as permitted under the provisions of SFAS 123 prior to its revision. The Company believes that it will thereafter not be required to recognize any significant compensation expense in future periods associated with the affected options.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 30, 2005

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Business Development/Legal Leader